Exhibit 99.1

May 27, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER COMPLETES ACQUISITION OF CANGOLD

Great Panther SILVER Limited (TSX: GPR) (NYSE MKT: GPL) (“Great Panther”) and Cangold Limited (TSX-V: CLD) (“Cangold”) are pleased to announce the completion of the previously announced plan of arrangement (the “Arrangement”) pursuant to which Great Panther has acquired all of the issued and outstanding common shares of Cangold (“Cangold Shares”). Cangold is now a wholly-owned subsidiary of Great Panther.

The Arrangement was approved at Cangold’s special meeting of shareholders held on May 22, 2015 by approximately 99.44% of the votes cast by Cangold shareholders. Final approval for the Arrangement was obtained from the Supreme Court of British Columbia on May 26, 2015.

As a result, the Cangold Shares will be delisted from the TSX Venture Exchange and Great Panther will apply to the relevant securities commissions for Cangold to cease to be a reporting issuer under Canadian securities laws.

The Arrangement

Under the Arrangement, each Cangold Share was exchanged for 0.05 of a common share of Great Panther (the “Exchange Ratio”). In addition, each outstanding option and warrant to acquire Cangold Shares now entitles the holder thereof to receive, upon the exercise thereof, 0.05 Great Panther shares in lieu of each Cangold Share, at a price adjusted in accordance with the Exchange Ratio, and otherwise on the same terms and conditions as the original option or warrant.

Full details of the Arrangement and certain other matters are set out in the management information circular of Cangold dated April 20, 2015 (the “Information Circular”). A copy of the Information Circular can be found under Cangold’s profile on SEDAR at www.sedar.com.

Cangold shareholders who have questions or who may need assistance with the completion of letters of transmittal are advised to contact Computershare Investor Services Inc., the depository for the Arrangement, at:

North American Toll Free: 1 800 564 6253
Email: corporateactions@computershare.com

About Great Panther

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther’s current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. The Company has signed a two-year option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and, through the acquisition of Cangold, now holds an option agreement on the advanced stage Guadalupe de los Reyes Project in Mexico.

ON BEHALF OF THE BOARD “R.W. (Bob) Garnett” R.W. (Bob) Garnett Chairman of Great Panther Silver Limited

Cautionary Statement on Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to statements regarding Great Panther’s intention to delist the Cangold Shares and cause Cangold to cease being a reporting issuer and Great Panther’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties and the availability of adequate financing. Such statements and information reflect Great Panther’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such factors include, among others, risks and uncertainties relating to potential political risks involving the companies’ operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in Great Panther’s Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian securities regulators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov as well as both of Great Panther’s and Cangold’s other filings with the Canadian securities regulators and Great Panther’s filings with the U.S. Securities and Exchange Commission. Great Panther does not intend, nor does it assume any obligation, to update these forward-looking statements and information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Great Panther Silver Limited

Spiros Cacos
Director Investor Relations
Toll free:    1 888 355 1766
Tel:         +1 604 638 8955
scacos@greatpanther.com
www.greatpanther.com